

Mail Stop 3030

July 23, 2009

Via Facsimile and U.S. Mail

Mr. Kelvyn H. Cullimore, Jr.
Chief Executive Officer
Dynatronics Corporation
7030 Park Centre Drive
Salt Lake City, UT   84121

> **Re: Dynatronics Corporation**
> **Form 10-KSB for the fiscal year ended June 30, 2008**
>   **Filed November 12, 2008**
> **Amendment 1 to Form 10-KSB for the fiscal year ended June 30, 2007**
>   **Filed October 2, 2007**
> **File No. 0-12697**

Dear Mr. Cullimore:

      We have reviewed your response letter dated July 8, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Item 8A. Controls and Procedures, page 22

1.   We note your response to prior comment 1 and that you are amending your filing to conclude that your internal controls over financial reporting were effective as of June 30, 2008. In light of the fact that you concluded that your disclosure controls and procedures were ineffective as of June 30, 2008 due to a material weakness that existed in evaluating your goodwill for impairment, please explain to us in more detail why you concluded that your internal controls over financial reporting were effective as of June 30, 2008.

Note 14. Acquisition and Non-Cash Disclosure, page F-16

2.   We note your response to prior comment 6. As previously requested, please provide to us your significance calculations as forth in Item 310 (c) of Regulation S-B for each *individual* acquisition that you made on June 30, 2007 and July 2, 2007. We may have further comment upon reviewing your response.

Exhibits 31.1 and 31.2

3.   We note your response to prior comments 7. As indicated in your response, please revise your filing to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-K, as applicable.

Exhibit 32

4.   We note your response to prior comments 8. As indicated in your response, please amend your June 30, 2008 Form 10-KSB and your September 30, 2008, December 31, 2008 and March 31, 2009 Forms 10-Q to include currently signed and dated certifications. The amendments should include the entire filing with the revised certifications.

Amendment No. 1 to June 30, 2007 Form 10-KSB

5.   We note your response to prior comment 9. As previously requested, please further amend your June 30, 2007 Form 10-KSB to include a complete set of financial statements along with the accompanying audit report. Refer to Rule 2-02 of Regulation S-X and Item 310 of Regulation S-B.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3639 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Tara L. Harkins
Reviewing Accountant